UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):     ☑ Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☐  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: December 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INVO BIOSCIENCE, INC.
Full Name of Registrant

EMY’S SALSA AJI DISTRIBUTION COMPANY, INC.
Former Name if Applicable

100 Cummings Center, Suite 421E
Address of Principal Executive Office (Street and Number)

Beverly, MA 01915
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its annual report on Form 10-K for the period ended December 31, 2009 by the prescribed date due to the registrant’s need for additional time to complete the full and proper review by the Company’s Attorneys and CPA firm, after the completion of the audit.  Timely filing of the Form 10-K is impracticable without undue hardship and expense to the registrant at this time.  Management and its attorneys and independent registered public accounting firm anticipate that the Form 10-K will be filed on or before the fifteenth calendar day following March 31, 2010, the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Bowdring	(978)	878-9505 ext 508
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☑     No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☑     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company issuing convertible notes payable (Notes) to investors in the aggregate amount of $545,000 during 2009, it has recognized a significant change in its statement of operations compared to last year.    Notes and accrued interest are convertible into Common Stock of the Company at a conversion price of $0.10 per share, subject to adjustments.  In addition to the Notes, the Company issued warrants to purchase 5,750,000 shares of the Company’s Common Stock at a price of $0.20 per share.  The Company valued the conversion feature of the Notes and the warrants issued as consideration for the notes payable via the Black-Scholes valuation method.  The total fair value calculated for the conversion was $1,493,710, which is recorded as a derivative liability on the Company’s balance sheet.  Of this amount, $151,826 was allocated to the discount on the Notes and $1,341,884 was charged to operations.  The total fair value calculated for the warrants was $1,719,666, which is recorded as a derivative liability on the Company’s balance sheet.  Of this amount, $393,174 was allocated to the discount on the Notes, and $1,326,492 was charged to operations.  The aggregate discount on the Notes was $545,000, and the aggregate amount initially charged to operations was $2,668,376.  For the year ended December 31, 2009, we recorded an expense of $2,160,652, net of a reduction in fair value of $507,424, related to the fair value of the derivative liability.   These transactions are the only items that created a significant change in our operations over the previous year.

INVO BIOSCIENCE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By:	/s/ Robert J Bowdring
Robert J. Bowdring
Chief Financial Officer